

Mail Stop 4628

December 30, 2015

<u>Via E-mail</u>
Paul Rivett
President
Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario Canada
M5J 2N7

      **Re: Fairfax Financial Holdings Limited
            40-F for Fiscal Year Ended December 31, 2014
            Filed March 6, 2015
            File No. 1-31556**

Dear Mr. Rivett:

      We refer you to our comment letter dated December 7, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Cecilia Blye

                                       Cecilia Blye, Chief
                                       Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance

       Derek Bulas
       General Counsel
       Fairfax Financial Holdings Limited